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SEC
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MAR 01 2018

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SEC FILE NUMBER
8-48744

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: **Citizens Securities, Inc.**

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

770 Legacy Place
(No. and Street)

Dedham (City) **Massachusetts** (State) **02026** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Carvalho **(401) 477-1649**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

200 Berkeley Street (Address) **Boston** (City) **Massachusetts** (State) **02116** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

RMS

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

OATH OR AFFIRMATION

I, **Kevin Carvalho**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Citizens Securities, Inc.** as of and for the year ended December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Principal Financial Officer

Title

Notary Public

Valerie Nihill
Notary Public, State of Rhode Island
My Commission Ends on 10/13/2021

CITIZENS SECURITIES, INC.

(SEC I.D. No. 8-48744)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of
Citizens Securities, Inc.
Dedham, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Citizens Securities, Inc., (the "Company") a wholly owned subsidiary of Citizens Financial Group, Inc., as of December 31, 2017, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2018
We have served as the Company's auditor since 2000.

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
(In thousands, except share figures)

ASSETS	
Cash and cash equivalents	$ 51,637
Restricted cash — deposits with clearing organizations	120
Commissions receivable	4,823
Fees receivable	2,427
Employee loan advances — net of reserves of $974	7,003
Deferred commissions	6,382
Income taxes receivable	1,391
Deferred tax assets — net	546
Premises and equipment — net of accumulated depreciation of $2,106	588
Prepaid and other assets	1,903
TOTAL ASSETS	$ 76,820
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accrued incentive compensation	$ 14,086
Due to affiliates	109
Securities sold not yet purchased	6
Accrued expenses and other liabilities	4,516
TOTAL LIABILITIES	18,717
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value — authorized, 8,000 shares; 100 shares issued and outstanding	-
Additional paid-in capital	17,689
Retained earnings	40,414
TOTAL STOCKHOLDER'S EQUITY	58,103
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 76,820

See notes to financial statements.

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017
(In thousands)

REVENUES:	
Commissions	$ 120,916
Fees	9,969
Interest	33
TOTAL REVENUES	130,918
EXPENSES:	
Employee compensation and benefits (includes $3,577 intercompany incentives)	79,025
Services and management fee to Parent	28,929
Clearing and investment management advisory fees	10,314
Outside service fees	6,550
Legal and audit	3,224
Licenses and regulatory fees	2,604
Occupancy and equipment (includes $804 intercompany rent)	2,304
Travel and entertainment	782
Office supplies	694
Communications	687
Other expenses	962
TOTAL EXPENSES	136,075
LOSS BEFORE INCOME TAXES	(5,157)
INCOME TAX BENEFIT	(1,611)
NET LOSS	$ (3,546)

See notes to financial statements.

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017
(In thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — January 1, 2017	$ -	$ 17,689	$ 43,960	$ 61,649
Net loss	-	-	(3,546)	(3,546)
BALANCE — December 31, 2017	$ -	$ 17,689	$ 40,414	$ 58,103

See notes to financial statements.

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017
(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (3,546)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Amortization of employee loan advances	1,860
Amortization of deferred commission expense	8,285
Depreciation and amortization	317
Deferred income taxes	1,930
Share-based compensation	(12)
Increase (decrease) in operating assets and liabilities	
Commissions receivable	(957)
Fees receivable	(686)
Due from affiliates	411
Employee loan advances and repayments, net	(648)
Deferred commissions	(8,018)
Other assets	(484)
Accrued incentive compensation	2,032
Due to affiliates	109
Securities sold not yet purchased	6
Accrued expenses and other liabilities	(330)
Net cash provided by operating activities	269
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(30)
Net cash used in investing activities	(30)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Payments of employee tax withholding for share-based compensation	(210)
Net cash used in financing activities	(210)
NET INCREASE IN CASH AND CASH EQUIVALENTS	29
Beginning of year	51,608
End of year	$ 51,637
SUPPLEMENTAL CASH FLOW DISCLOSURE	
Cash received during the year for income taxes	$ 3,581

See notes to financial statements.

1. NATURE OF OPERATIONS

Citizens Securities, Inc. (the "Company"), a Rhode Island corporation incorporated on September 21, 1995, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company commenced operations on January 19, 1996, and distributes and sells mutual funds and provides certain insurance, securities, brokerage, and investment advisory services.

The Company is a wholly-owned subsidiary of Citizens Bank, National Association (the "Parent"), which is a wholly-owned subsidiary of Citizens Financial Group, Inc. ("CFG").

The Company introduces the majority of brokerage transactions for clearance and execution services to National Financial Services Corporation ("NFSC"), an unrelated third party on a fully-disclosed basis and introduces securities transactions such as annuities and insurance, with product providers, on a direct basis.

The Company's customer base is primarily concentrated in New England, Pennsylvania, New York and the Midwest. Revenues are dependent, in part, on customers' investing patterns and requirements, which may vary with changes in the local and national economies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements include the accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. dollar is the functional currency of the Company.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to accrued incentive compensation, income taxes, fair value, fees receivable, reserve for doubtful accounts and other contingencies.

Revenue Recognition

Commission Revenue
Commission revenue represents commissions received from sales of mutual funds, fixed and variable annuities, traditional life insurance products, unit investment trusts, market-linked CDs and structured notes, and other brokerage-related transactions. The Company recognizes commission income on these products on a trade date basis.

The Company earns commissions on asset-based fees such as 12b-1 fees and investment management advisory fees that are charged to the funds and credited to the Company over a stated period. The Company recognizes these fees when they are earned.

In the statement of income, commission revenues are comprised of annuities, managed money investments, 12b-1 fees, traditional insurance and other brokerage-related transactions.

Fee Revenue
The Company recognizes fee revenue through revenue sharing agreements with third-party product providers for marketing support as well as fee revenues from customer annual account fees, which are accrued, in the period, in which they are earned. These revenues are included in the statement of income under fee revenues.

Cash and Cash Equivalents
For the purpose of reporting cash flows, balances include cash and money market accounts with an original maturity of less than 90 days. At December 31, 2017, cash equivalents included $50,719 of money market mutual funds.

Restricted Cash - Deposits at Clearing Organizations
Represents the cash account balance that is required to be maintained at clearing organizations based on clearing services agreements. As of December 31, 2017, $100 and $20 were held at NFSC and the Depository Trust & Clearing Corporation, respectively.

Employee Loan Advances
To recruit and retain financial consultants, the Company offers employee advances to financial consultants who meet specific criteria. Advances paid to financial consultants are charged to employee compensation and benefits on a straight-line basis over a five to seven year period, which represents the period of loan forgiveness. Should a financial consultant leave employment of the Company before the end of the term of the note, the remaining balance of the advance would be repayable to the Company. The Company maintains a reserve for advances made to financial consultants who have left the Company prior to full amortization of the note. Refer to Note 4 for further details.

Deferred Commissions
For certain commissions that are received over a period of time, as opposed to immediately upon sale, the Company will pay its financial consultants an amount that represents an estimate of such commissions to be earned over the initial twelve months of the contract as well as finders fees for newly managed assets which are amortized over the life of the assets, not to exceed five years. Such payments are recorded as an asset, and are amortized over the respective period. Payouts to the financial consultants for the remaining terms of such income are paid out on the same basis as the related income is received. Refer to Note 5 for further details.

Premises and Equipment
Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Additions to premises and equipment are recorded at cost. The cost of major additions, improvements and betterments is capitalized. Normal repairs and maintenance and other costs that do not improve the property, extend the useful life or otherwise do not meet capitalization criteria are charged to expense as incurred. The Company evaluates premises and equipment for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Refer to Note 6 for further details.

Fair Value of Financial Instruments
Certain financial assets and liabilities are measured at fair value on the Company's statement of financial condition. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

Fair value measurements are classified within one of three levels in the valuation hierarchy based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- *Level 1* — Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities.

- *Level 2* — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by market data for substantially the full term of the financial instrument.

- *Level 3* — Unobservable inputs to the valuation methodology that are supported by little or no market information and that are significant to the fair value measurement.

Financial instruments categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Refer to Note 11 for further details.

Incentive Compensation
The Company maintains two incentive compensation plans for which it provides additional compensation to its financial consultants. The two plans are as follows:

- The annual production deferred bonus plan is based on current year commission sales, which are accrued for in the period of the commission sales and paid out in full, after a four year period has elapsed. If a financial consultant terminates employment with the Company, the entire amount of the compensation accrued for under the plan is forfeited back to the Company. The Company applies a forfeiture rate against the total of the accrual awards, which is based on the historical forfeitures under this plan.

- The incentive plan reflects the accrual and payment of commissions based on the general sale of fund products through the Company. The payouts under this are generally paid out within a month of being earned by the financial consultant.

In addition, the Company maintains an annual bonus plan which involves the award of cash and restricted stock units from CFG to certain executives of the Company. A restricted stock unit is the right to receive shares of CFG stock on a future date, which may be subject to time-based vesting conditions. Time-based restricted stock units granted generally become vested ratably over a three-year period.

The Company measures compensation expense related to restricted stock units based upon the fair value of the awards on the grant date, adjusted for forfeitures as they occur. Compensation expense is accrued on a straight-line basis over the requisite service period (i.e., vesting period) of the award.

Recent Accounting Pronouncements
The following accounting pronouncements were adopted by the Company.

Pronouncements	Summary of Guidance	Effects on Financial Statements
Stock Compensation Issued March 2016	• Requires that all excess tax benefits and excess tax deductions that pertain to employee stock-based incentive payments are recognized within income tax expense in the statement of income, rather than within additional paid-in-capital. • This standard also allows entities to make a one-time policy election to account for forfeitures when they occur which the Company elected to do.	• Adopted January 1, 2017. • Adoption of this guidance did not have a material impact on the Company's financial statements.

Pronouncements	Summary of Guidance	Effects on Financial Statements
Revenue Recognition: Revenue from Contracts with Customers *Issued May 2014*	• Requires that revenue from contracts with customers be recognized upon transfer of control of a good or service in the amount of consideration expected to be received. • Changes the accounting for certain contract costs including whether they may be offset against revenues in the statement of income. • Requires new qualitative and quantitative disclosures, including information about disaggregation of revenue and performance obligations. • May be adopted using a full retrospective approach or a modified cumulative effect approach wherein the guidance is applied only to existing contracts as of the date of initial adoption and to new contracts transacted after that date.	• Required effective date: January 1, 2018. Early adoption is permitted. • The Company will adopt the revenue guidance in the first quarter of 2018 using the modified retrospective method. • The Company's implementation efforts included the identification of revenue within the scope of the guidance, as well as the evaluation of revenue contracts and related accounting policies. Based on these efforts, adoption will not have a material change to the timing or amount of revenue recognized from contracts from customers. • The Company has completed its evaluation of the expanded disclosure requirements with no material impact to the financial statements.

3. RELATED PARTY TRANSACTIONS

The Company has entered into investment services agreements with its Parent. The Company provides securities brokerage and investment advisory services to customers at bank branches of the Parent. The Parent provides support services to the Company and allocates direct and indirect costs attributable to the Company. Such costs include, but are not limited to, costs of bank personnel servicing the Company, communication and data line expenses, data center and technology, audit and general overhead. For the year ended December 31, 2017, service payments made to the Parent included in the statement of income were $28,929 included in services and management fee to Parent, $3,577 of referral incentives included in employee compensation and benefits, and $804 of rental charges included in occupancy and equipment.

(Amounts in thousands except share data)

The Company participates in a non-contributory pension plan sponsored by CFG (the "Plan" or "qualified plan") that was closed to new hires and re-hires effective January 1, 2009 and frozen to all participants effective December 31, 2012. Benefits under the Plan are based on employees' years of service and highest five-year average eligible compensation. The Plan is funded on a current basis, in compliance with the requirements of ERISA. The Company also provides an unfunded, non-qualified supplemental retirement plan (the "non-qualified plan"), which was closed and frozen consistent with the qualified plan.

4. EMPLOYEE LOAN ADVANCES

The following table is a roll forward of active employee loan advances through December 31, 2017:

	Active Employee Loans
Balance as of December 31, 2016	$ 7,683
New employee loans	1,668
Amortization of employee loans	(1,860)
Transfers to inactive status, net	(1,363)
Reversal of fully paid loans, net	(47)
Balance as of December 31, 2017	$ 6,081

Amortization expense is included as a component of employee compensation and benefits expense on the statement of income.

The following table is a roll forward of inactive employee loan advances through December 31, 2017:

	Inactive Employee Loans
Balance as of December 31, 2016	$ 532
Transfers from active employee loans, net	1,363
Employee loan repayments	(653)
Increase in employee loan reserves	(325)
Other, net	5
Balance as of December 31, 2017	$ 922

As of December 31, 2017, there were 45 inactive loans outstanding of which 20 were not making routine payments. The reserve for employee loan advances was $974 as of December 31, 2017.

(Amounts in thousands except share data)

5. DEFERRED COMMISSIONS

During the year ended December 31, 2017, the Company paid $8,018 to its financial consultants for commissions to be earned over the relevant period. Additionally, the Company amortized $8,285 of previously deferred commissions for the year ended December 31, 2017. This amount is recorded on the statement of income as a component of employee compensation and benefits expense.

As of December 31, 2017, the Company has recorded a balance of $6,382 for deferred commissions. This amount is reported on the statement of financial condition within the deferred commissions line.

6. PREMISES, EQUIPMENT AND SOFTWARE

Premises, equipment and software are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful life of the assets, typically four to ten years.

	Cost
Equipment	$ 2,441
Building improvements	168
Furniture	85
Total premises and equipment	2,694
Less: accumulated depreciation	(2,106)
Premises and equipment — net	$ 588

Capitalized software assets are reported as a component of other assets in the statement of financial condition.

	Cost
Software	$ 4,441
Less: accumulated amortization	(4,388)
Software — net	$ 53

(Amounts in thousands except share data)

7. ACCRUED INCENTIVE COMPENSATION

As of December 31, 2017, the total accrued amounts under each of the incentive compensation plans are as follows:

Annual production deferred bonus plan	$ 6,722
Accrued incentive plan	5,403
Annual bonus plan	1,961
Total	$14,086

The amount is included in the statement of financial condition, in the accrued incentive compensation line.

8. SHARE-BASED COMPENSATION

The following table presents the activity related to the Company's share-based compensation for the year end December 31, 2017:

CFG Share Awards	Shares - Underlying Awards	Weighted Average-Grant Price
Outstanding, January 1	20,963	$ 21.97
Granted	2,569	39.59
Vested and Distributed	(16,620)	21.77
Forfeited	-	-
Outstanding, December 31	6,912	$ 28.99

Compensation expense for the year ended December 31, 2017 was $105 and total unrecognized compensation expense for non-vested awards was $15 as of December 31, 2017. This expense is expected to be recognized over a weighted-average period of zero years. No share-based compensation costs were capitalized during the year ended December 31, 2017.

The income tax benefit recognized in earnings based on the share-based compensation expense amounted to $117 for the year ended December 31, 2017.

(Amounts in thousands except share data)

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15-to-1. At December 31, 2017, the Company had net capital of $22,941, which was in excess of the required net capital of $1,247 by $21,694. The Company's ratio of aggregate indebtedness to net capital was .82 to 1. Refer to the computation of net capital schedule on page 19 for further details.

10. INCOME TAXES

The Company, along with other affiliates, is included in the consolidated federal tax return filed by CFG and in certain combined and unitary state returns. For federal taxes and for taxes in states in which the Company is included in a combined or unitary return, the Company computes its current and deferred tax provision using the applicable consolidated, combined or unitary tax rate. The Company settles its income tax provision/(benefit) with CFG by agreement through intercompany accounts. At December 31, 2017, the net receivable from CFG was $659, which is included in income taxes receivable in the statement of financial condition.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of income taxes from continuing operations for the year ended December 31, 2017, were as follows:

Current income taxes:	
Federal	$ (3,266)
State	(275)
Total current income tax benefit	(3,541)
Deferred income taxes:	
Federal	1,813
State	117
Total deferred income taxes	1,930
Total income tax benefit	$ (1,611)

The effective income tax rate differed from the U.S. federal income tax rate of 35% primarily as a result of the impact of state taxes and tax legislation.

(Amounts in thousands except share data)

On December 22, 2017, President Trump signed what is commonly referred to as the 2017 Tax Cuts and Jobs Act which included a reduction in the corporate tax rate from 35% to 21%. For the Company, this required a revaluation of the Company's net deferred tax asset with a corresponding adjustment to current tax expense, and resulted in a $165 net tax expense.

The tax effects of temporary differences that give rise to significant portions of deferred taxes for the year ended December 31, 2017, are as follows:

Deferred tax assets:	
Accrued expenses not currently deductible	$ 1,668
Deferred income	29
State net operating loss carryforwards	152
Total deferred tax assets	1,849
Deferred tax liabilities:	
Deferred compensation	(1,192)
Depreciation	(111)
Total deferred tax liabilities	(1,303)
Net deferred tax assets	$ 546

The Company, as part of certain consolidated or combined returns, is subject to examination by the Internal Revenue Service ("IRS") and various state and local tax jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations for years prior to 2014. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense in the statement of income.

There were no uncertain tax positions relating to the Company as of and during the year ended December 31, 2017.

11. FAIR VALUE MEASUREMENTS

The valuation techniques used to measure the Company's assets and liabilities at fair value depends upon the specific nature of the asset and liabilities. The following is a description of the valuation methodologies and summary of assets and liabilities measured at fair value on the statement of financial condition on a recurring basis at December 31, 2017:

Money Market Mutual Funds — Fair value is determined based upon unadjusted quoted market prices and is considered a Level 1 fair value measurement.

	2017			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets — money market mutual funds	$ 50,719	$ -	$ -	$ 50,719

There were no transfers between Levels 1 and 2 during the year ended December 31, 2017.

12. RISKS AND UNCERTAINTIES

The Company generates a significant portion of its revenues by providing securities and brokerage services to domestic customers. Revenues for these services are transaction-based. The Company also receives revenues based on customers' assets under management that are held away. As a result, the Company's revenues could vary based on the performance of financial markets around the world.

The Company primarily clears securities transactions through its clearing broker, NFSC, on a fully disclosed basis. NFSC records customers' securities transactions on a settlement date basis, which is generally two business days after trade date. The Company is therefore exposed to off-balance sheet risk of loss on such transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

13. CONTINGENCIES

The Company, from time to time, is involved in litigation or other proceedings related to customer claims for regulatory matters. The aggregate liabilities, if any, arising from such proceedings are not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows. Legal reserves have been established when it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Once established, reserves are adjusted when there is additional information available or when an event occurs requiring a change.

At December 31, 2017, the Company estimates possible losses in which there is no accrued liability related to legal proceedings, in excess of the Company's recorded accrual, is approximately $200.

14. SUBSEQUENT EVENTS

The Company has evaluated events that have occurred subsequent to December 31, 2017 through February 27, 2018 and has determined that there are no subsequent events that would require disclosure or adjustment in the financial statements.

SUPPLEMENTAL SCHEDULES

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2017
(In thousands)

COMPUTATION OF NET CAPITAL	As Filed	Adjusted		Amended
TOTAL STOCKHOLDER'S EQUITY	$58,138	$ (35)	(a)	$ 58,103
DEDUCTIONS AND/OR CHARGES — Non-allowable assets:				
Commissions and fees receivable — net	6,570			6,570
Employee loan advances — net	7,003			7,003
Premises and equipment — net	588			588
Deferred commissions	6,382			6,382
Other assets	13,838	(35)	(a)	13,803
Total non-allowable assets	34,381	(35)		34,346
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	23,757			23,757
HAIRCUT ON SECURITIES	(816)			(816)
NET CAPITAL	$22,941	$ 0		$ 22,941
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
MINIMUM NET CAPITAL REQUIREMENT (Representing 6-2/3% of aggregate indebtedness)	$ 1,247			$ 1,247
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF INTRODUCING BROKER OR DEALER	$ 100			$ 100
NET CAPITAL REQUIREMENT	$ 1,247			$ 1,247
EXCESS NET CAPITAL	$21,694			$ 21,694
COMPUTATION OF AGGREGATE INDEBTEDNESS				
AGGREGATE INDEBTEDNESS	$18,711	$ 0		$ 18,711
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.82 to 1			.82 to 1

Note:
The above chart and subsequent descriptions details the differences between these financial statements and the Company's unaudited FOCUS Report submitted January 26, 2018 as of December 31, 2017.

(a) - Tax adjustments.

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Sections (k)(2)(i) and (k)(2)(ii) of the Rule.

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 FOR THE YEAR ENDED DECEMBER 31, 2017

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to sections (k)(2)(i) and (k)(2)(ii) of the Rule.